Exhibit 99.1

NICE Named PSIM Global Market Leader by IMS Research

IMS Research report reveals NICE Situator is by far the dominant 2010 PSIM software solution worldwide, as well as in the Americas and Asia

Ra’anana, Israel, January 04, 2011 - NICE Systems Ltd. (NASDAQ: NICE), the worldwide leader of intent-based solutions that extract insight to impact business performance, reduce financial risk and ensure safety and security, today announced that it has been named the 2010 global PSIM (Physical Security Information Management) software solutions market leader by IMS Research (www.imsresearch.com), a leading independent supplier of market research and consultancy services for the security industry.

NICE was also the top ranked 2010 PSIM software provider by a wide margin for both the Americas and Asia. IMS Research attributed NICE’s success in Asia to the Company’s “expansion in the region and significant project wins in India.”

The aforementioned results were released in IMS Research’s report “The World Market for Physical Security Information Management (PSIM) Software – 2010 Edition.” The report provides an up-to-date and comprehensive assessment of the global PSIM market, including suppliers, growth forecasts and trends.

“NICE’s PSIM solution emerged as a clear market leader in our research from a market share standpoint,” said IMS Research Senior Analyst Gary Wong, the author of the report. Wong’s research further revealed a number of market factors which are expected to accelerate the growth in PSIM software solutions. “Today’s omnipresent threat of terrorism has heightened security concerns, leading to increased government spending on electronic physical security equipment, particularly in the transportation sector,” he said. “Furthermore, innovative end-users are increasingly seeking better ways of managing security sites and facilities with large deployments of security equipment.” Wong further stated that increasing regulatory pressures in certain vertical markets, and the need to comply with regulations such as the Homeland Security Presidential Directive (HSPD-12), The Transportation Worker Identification Credential (TWIC), The Chemical Facilities Anti-Terrorism Standards (CFATS), and the North American Electric Reliability Corporation (NERC) CIP standards are all fueling growth in PSIM solutions.

“We’re pleased to be acknowledged as the global PSIM market leader by IMS Research,” said Israel Livnat, President, NICE Security Group. “This validates what we’re seeing in the marketplace and the feedback we’ve received from customers, who choose NICE Situator because it is by far the most open, field-proven, feature rich situation management solution available today, and has the most extensive library of gateways.” Livnat added: “Choosing the right PSIM provider is an investment in the future and our customers also appreciate the fact that NICE is a financially stable company, with the resources to support their current and long-term PSIM needs.”

NICE’s PSIM solution, NICE Situator, addresses the security operations needs of airports, public transport, seaports, critical infrastructure, city centers and corporate facilities, by enabling automatic situation planning, response and analysis in real-time to improve situational awareness and incident handling. It does this by integrating a wide array of sensors and security systems into a common operating picture, analyzing and correlating this information, and then applying standard operating procedures and automated response plans. Designed to promote an interoperable and open security ecosystem, NICE Situator is vendor agnostic, enabling security operations to leverage best of breed technologies that meet their specific needs. NICE Situator provides more than 170 gateways to different security and safety systems, including intrusion sensors, communication devices, web feeds, and databases, as well as access control, fire and safety, geo-location, building management and video surveillance systems.

The NICE Security Offering addresses the needs of governments and enterprises with intent-based solutions for fighting crime and terror, by anticipating, managing and mitigating safety, security and operational risks. The offering enables capturing, analysis and correlation of data from multiple sensors and systems, including audio, video, radio, geo-location and web, providing a framework for fusing data silos into a single, holistic operational view.  NICE Security solutions empower organizations to act effectively in real time to prevent, manage and investigate incidents, ensuring fast resolution and debriefing, and continuous security improvements. NICE Security solutions are deployed worldwide in transportation systems, critical infrastructures, city centers and enterprise campuses.

About IMS Research
IMS Research is a leading independent supplier of market research and consultancy to the global electronics industry. With over 100 analysts worldwide, spread across offices in Europe, North America and Asia IMS works with clients in over 50 countries. The company is supported by headquarters in Wellingborough, UK and offices in Austin, Texas; Shanghai, China; Seoul, South Korea and Taipei, Taiwan. IMS Research regularly publishes detailed research on video surveillance markets, among others. www.imsresearch.com

About NICE Systems
NICE Systems (NASDAQ: NICE), is the worldwide leader of intent-based solutions that capture and analyze interactions and transactions, realize intent, and extract and leverage insights to deliver impact in real time. Driven by cross-channel and multi-sensor analytics, NICE solutions enable organizations to improve business performance, increase operational efficiency, prevent financial crime, ensure compliance, and enhance safety and security. NICE serves over 25,000 organizations in the enterprise and security sectors, representing a variety of sizes and industries in more than 150 countries, and including over 80 of the Fortune 100 companies. www.nice.com.

Corporate Media
Galit Belkind	NICE Systems galit.belkind@nice.com	+1 877 245 7448
Investors
Anat Earon-Heilborn	NICE Systems ir@nice.com	+1 877 245 7449

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems.  All other marks are trademarks of their respective owners.  For a full list of NICE Systems' marks, please see: http://www.nice.com/NICETrademarks.html.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Messer Livnat, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F.  The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.